Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for the Three Months Ended March 31, 2015

HAMILTON, Bermuda--(BUSINESS WIRE)--May 5, 2015--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced results for the three months ended March 31, 2015.

Highlights

  Reported EBITDA (see Non-GAAP Measures section below) of $12.2 million for the three months ended March 31, 2015, an increase of $8.2 million from $4.0 million for the three months ended March 31, 2014. The Company reported a net profit of $5.1 million for the three months ended March 31, 2015, or 20 cents basic and diluted earnings per share, as compared to a net loss of $0.4 million, or 2 cents basic and diluted net loss per share, for the three months ended March 31, 2014.
  Delivered strong spot chartering performance with our MR tankers earning $21,594 per day for the three months ended March 31, 2015 and currently earning approximately $23,250 per day for voyages in progress, reflecting the current strengthening market and effective chartering strategy employed by the Company.
  Took delivery of four IMO 2 product / chemical tanker newbuildings during the quarter:

--	Ardmore Cherokee:	25,215 Dwt constructed at Fukuoka Shipbuilding, Japan
--	Ardmore Dauntless:	37,764 Dwt constructed at Hyundai Mipo Dockyard, Korea
--	Ardmore Defender:	37,791 Dwt constructed at Hyundai Mipo Dockyard, Korea
--	Ardmore Cheyenne:	25,217 Dwt constructed at Fukuoka Shipbuilding, Japan

  Announced a dividend reinvestment plan (“DRIP”) on April 2, 2015, to allow shareholders to build additional common shares in Ardmore by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant.
  Completed a refinancing with existing banks, DVB Bank S.E. and ABN AMRO Bank N.V., releasing $25 million in aggregate cash which will be used for further growth and general corporate purposes.

Anthony Gurnee, the Company’s Chief Executive Officer commented:

“We are very pleased with our financial performance for the first quarter, reporting earnings of $5.1 million and 20 cents per share. Our results are attributable to well-timed fleet growth, with four newbuildings delivering into a strong charter market, and an effective chartering strategy shifting predominantly to spot over the past six months as market conditions have improved.

The spot market has exhibited sustained strength for the year- to- date and into the second quarter, with positive long term fundamental trends continuing to play out, lower oil pricing stimulating further demand growth, and oil price volatility providing the opportunity for long-haul arbitrage trade, further boosting demand for the foreseeable future.

Against the backdrop of a strengthening charter market, Ardmore is set to grow significantly this year with revenue days increasing by 70%, following delivery of four Eco-design product and chemical tankers in the first quarter and six more Eco-design product and chemical vessels delivering over the remainder of the year. By year-end, we look forward to having all 24 vessels in operation contributing to already strong cash flow and earnings.

Summary of Recent and First Quarter 2015 Events

Fleet

Deliveries

The Company took delivery of four Eco-design IMO 2 product and chemical tankers during the quarter, comprising, two 25,000 Dwt vessels and two 37,000 Dwt vessels.

On January 6, 2015, Ardmore took delivery of the Ardmore Cherokee (Hull N-2062), a 25,215 Dwt Eco-design product and chemical tanker, and on March 27, 2015, Ardmore took delivery of the Ardmore Cheyenne (Hull N-2063), a 25,217 Dwt Eco-design product and chemical tanker. Both vessels were constructed at Fukuoka Shipbuilding, Japan and following delivery, the Ardmore Cherokee was employed in a pool and the Ardmore Cheyenne was employed on a time charter.

On February 13, 2015, Ardmore took delivery of the Ardmore Dauntless (Hull H-2480), a 37,764 Dwt Eco-design product and chemical tanker, and on February 25, 2015, Ardmore took delivery of the Ardmore Defender (Hull H-2481), a 37,791 Dwt Eco-design product and chemical tanker. Both vessels were constructed at Hyundai Mipo Dockyard in Korea and following delivery, both vessels commenced employment in a pool.

Ardmore has a further six vessels under construction and, based on the current schedule, we expect to take delivery of these vessels throughout 2015 as follows:

  Second quarter: Hull S-1162, Hull S-1163
  Third quarter: Hull S-1171, Hull N-2065
  Fourth quarter: Hull S-1172, Hull N-2067

Upon delivery, Hulls S-1162, S-1163, S-1171 and S-1172 will be employed in an MR tanker pool operated by a leading oil trader. The remaining Hulls, N-2065 and N-2067 will be employed in the spot market, in pools or on time charters.

Fleet Operations and Employment

The Company has 18 vessels currently in operation, comprising 11 MR tankers, ranging 45,000 Dwt to 50,000 Dwt (five Eco-design and six Eco-mod) and seven product and chemical tankers, ranging 17,000 Dwt to 37,000 Dwt (four Eco-design and three Eco-mod).

MR Tankers (45,000 Dwt – 50,000 Dwt)

At the end of the first quarter of 2015, the Company had seven MR tankers trading in the spot market and four MR tankers employed on time charter. The seven spot-trading ships, comprising two Eco-design and five Eco-mod, earned an average of $21,594 per day for the quarter. Overall for the quarter, our five Eco-design MR tankers earned $17,806 per day, and our six Eco-mod MR tankers earned $19,020 per day, including profit shares. The strong Eco-mod results relative to Eco-design reflect vessel positioning and the percentage engaged in spot trading with five of our six Eco-mods employed in the spot market.

In the second quarter of 2015, the Company expects to have 67% of its revenue days for its MR tankers employed in the spot market. For the Eco-design MR tankers, 57% of revenue days are expected to be employed in the spot market and pools, and the remaining 43% of revenue days are expected to be employed on time charters at an average rate of $15,861 per day (before profit share). For our Eco-mod MR tankers it is estimated 83% of revenue days are expected to be employed in the spot market and the remaining 17% of revenue days are expected to be employed on time charters at an average rate of $14,799 per day.

Based on current delivery schedules, the Company expects to take delivery of two Eco-design MR tankers (Hull S-1162 and Hull S-1163) in the second quarter of 2015. Upon delivery, these vessels will be employed in an MR tanker pool operated by a leading oil trader.

Product / Chemical Tankers (IMO 2: 17,000 Dwt – 37,000 Dwt)

The Company took delivery of the Ardmore Cherokee, Ardmore Dauntless, Ardmore Defender and Ardmore Cheyenne on January 6, February 13, February 25, and March 27, 2015 respectively. The Ardmore Cherokee, Ardmore Dauntless and Ardmore Defender immediately commenced employment in a pool, and the Ardmore Cheyenne commenced employment on a time charter.

At the end of the first quarter of 2015, the Company had seven IMO 2 product and chemical tankers in operation (four Eco-design and three Eco-mod), five of which were trading in pools and two of which were employed on time charters. During the first quarter of 2015, the Company’s four Eco-design product and chemical vessels earned an average daily rate of $16,599 per day, and the three Eco-mod product and chemical vessels earned an average daily rate of $12,228 per day.

For the second quarter of 2015, the Company expects to have approximately 75% of revenue days for the Eco-design product and chemical tankers employed in a pool, with 25% of the revenue days covered by time charter employment. For the Eco-mod product and chemical tankers, the Company expects approximately 67% of revenue days to be employed in a pool, with the remaining 33% covered by time charter employment.

Drydocking

The Ardmore Capella completed its first special survey on April 9, 2015. Ardmore has no scheduled drydocking in the second quarter of 2015.

Financing

On April 29, 2015 the Company completed a refinancing with DVB Bank S.E. and ABN AMRO N.V., secured by seven vessels releasing $25 million in the aggregate. The terms of the facilities, covenants and other conditions are consistent with those of the Company’s existing credit facilities.

Dividend

On April 2, 2015, Ardmore announced a dividend reinvestment plan (“DRIP”). The DRIP allows participants to obtain additional common shares of the Company by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant. The DRIP will be administered through the Company’s transfer agent, Computershare Trust Company, N.A. (“Computershare”) and shareholders and other persons may obtain a copy of the DRIP prospectus and enrollment forms by contacting Computershare at (877) 373-6374, or visiting Computershare’s website at www.computershare.com/investor. On April 20, 2015, Ardmore’s largest shareholder, GA Holdings LLC, announced its participation under the plan.

Results for the three months ended March 31, 2015 and 2014

For the three months ended March 31, 2015, the Company reported EBITDA (see “Non-GAAP Measures” section below) of $12.2 million, an increase of $8.2 million from $4.0 million for the three months ended March 31, 2014. The Company reported a net profit of $5.1 million, or 20 cents basic and diluted earnings per share, for the three months ended March 31, 2015, as compared to a net loss of $0.4 million, or 2 cents basic and diluted loss per share, for the three months ended March 31, 2014.

For the three months ended March 31, 2015, the Company reported adjusted EBITDA (see “Non-GAAP Measures” section below) of $12.5 million, an increase of $8.2 million from $4.3 million for the three months ended March 31, 2014. Adjusted net profit (see Non-GAAP Measures section below) amounted to $5.4 million, or 21 cents basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the three months ended March 31, 2015, as compared to an adjusted net loss of $0.1 million, or 0.3 cents basic and diluted adjusted loss per share, for the three months ended March 31, 2014. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable.

Management’s Discussion and Analysis of Financial Results

Revenue for the three months ended March 31, 2015 was $29.6 million, an increase of $17.2 million from $12.4 million for the three months ended March 31, 2014. The increase is due to an increase in the average number of owned vessels to 15.9 for the three months ended March 31, 2015, from 9.9 for the three months ended March 31, 2014, and an increase in earnings generated by vessels employed in the spot market. The Company had seven vessels employed under direct spot chartering arrangements as at March 31, 2015 and had no vessels employed under direct spot chartering arrangements as at March 31, 2014. Under direct spot chartering arrangements, revenue is recognized on a gross freight basis, while under time chartering arrangements and pools, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs were $6.1 million for the three months ended March 31, 2015, an increase of $5.9 million from $0.2 million for the three months ended March 31, 2014. This increase is primarily due to 533 additional revenue days during the first quarter of 2015, in line with the additional vessel deliveries noted above. The employment of seven vessels under direct spot chartering arrangements resulted in increased commissions and voyage costs for the quarter. Under a spot chartering arrangement, all voyage expenses are borne by Ardmore, as opposed to the charterer, while under time chartering arrangements and pools, the charterer typically pays voyage expenses.

Time charter equivalent (“TCE”) revenue, a non-GAAP measure, is vessel revenues less commissions and voyage related costs (including bunkers and port charges). TCE revenue is a standard shipping industry measure used primarily to compare performance of the Company’s fleet irrespective of changes in the mix of employment (i.e. direct spot charters, pool employment or time charters). TCE per day for the fleet amounted to $17,149 per day for the three months ended March 31, 2015, increasing by $2,771 per day from $14,378 per day for the three months ended March 31, 2014.

Vessel operating expenses were $9.2 million for the three months ended March 31, 2015, an increase of $3.3 million from $5.9 million for the three months ended March 31, 2014. This increase is primarily due to an increase in the number of vessels in operation for the three months ended March 31, 2015, in addition to the timing of operating expenses between quarters. Fleet operating costs per day, including technical management fees, were $6,226 for the three months ended March 31, 2015, as compared to $6,520 for the three months ended March 31, 2014.

Depreciation expense for the three months ended March 31, 2015 was $4.9 million, an increase of $1.9 million from $3.0 million for the three months ended March 31, 2014. The increase is due to an increase in the average number of owned vessels to 15.9 for the three months ended March 31, 2015, from 9.9 for the three months ended March 31, 2014.

Amortization of deferred dry dock expenditure for the three months ended March 31, 2015 was $0.6 million, as compared to $0.4 million for the three months ended March 31, 2014. This increase is due to the timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses for the three months ended March 31, 2015 were $2.1 million, as compared to $2.3 million for the three months ended March 31, 2014.

Interest expense and finance costs (which include loan interest, capital lease interest and amortization of deferred financing fees) for the three months ended March 31, 2015 were $1.6 million, as compared to $0.9 million for the three months ended March 31, 2014.

Cash interest expense increased by $0.8 million from $1.6 million for the three months ended March 31, 2014 to $2.4 million for the three months ended March 31, 2015. This is as a result of an increase in the average debt balance following the delivery of vessels since March 31, 2014. Capitalized interest, which relates to vessels under construction, amounted to $1.1 million for the three months ended March 31, 2015, as compared to $0.9 million for the three months ended March 31, 2014. Amortization of deferred financing charges for the three months ended March 31, 2015 was $0.3 million, as compared to $0.2 million for the three months ended March 31, 2014.

Liquidity

As of March 31, 2015, the Company had $22.1 million (December 31, 2014: $59.9 million) available in cash and cash equivalents. On April 29, 2015 Ardmore completed a refinancing releasing $25 million and, for the six vessels currently on order, the Company has committed financing in place in the amount of $127.7 million.

The following debt and capital lease liabilities were outstanding as of the dates indicated:

	As of
	Mar 31, 2015	Dec 31, 2014
Debt	263,709,536	204,728,268
Capital Leases	28,399,662	28,800,329
Total	292,109,198	233,528,597

Conference Call

The Company plans to have a conference call on Tuesday, May 5, 2015 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2015. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

1. By dialing 888-466-4462 (U.S.) or 719-457-2727 (International) and entering the conference participant passcode 7995035.

2. By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 7995035 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 Dwt to 50,300 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Mar 31, 2015	Dec 31, 2014
Current assets
Cash and cash equivalents	22,083,834	59,879,596
Receivables, trade	12,710,664	4,985,900
Working capital advances	1,475,000	500,000
Prepayments	814,105	1,227,321
Advances and deposits	3,321,892	2,509,433
Other receivables	689,094	636,464
Inventories	3,817,631	2,486,340
Total current assets	44,912,220	72,225,054

Non-current assets
Vessels and vessel equipment, net	503,328,000	371,618,023
Deferred dry dock expenditure, net	4,623,233	4,229,617
Vessels under construction	71,732,800	113,985,986
Other non-current assets, net	174,306	156,311
Deferred finance charges, net	8,901,899	8,625,882
Total non-current assets	588,760,238	498,615,819

TOTAL ASSETS	633,672,458	570,840,873

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	9,566,892	7,038,621
Charter revenue received in advance	495,229	1,542,863
Other payables	452,783	648,105
Accrued interest on loans	1,026,702	882,594
Current portion of long-term debt	23,650,264	19,394,928
Current portion of capital lease obligations	1,746,127	1,702,981
Total current liabilities	36,937,997	31,210,092

Non-current liabilities
Non-current portion of long-term debt	240,059,272	185,333,340
Non-current portion of capital lease obligations	26,653,535	27,097,348
Total non-current liabilities	266,712,807	212,430,688

Equity
Share capital	261,000	261,000
Additional paid in capital	336,836,409	339,082,131
Treasury stock	(1,278,546)	(1,278,546)
Accumulated deficit	(5,797,209)	(10,864,492)
Total equity	330,021,654	327,200,093

TOTAL LIABILITIES AND EQUITY	633,672,458	570,840,873

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2015	Mar 31, 2014
REVENUE
Revenue	29,615,937	12,386,264

OPERATING EXPENSES
Commissions and voyage related costs	6,120,847	246,599
Vessel operating expenses	9,220,308	5,899,991
Depreciation	4,908,604	3,021,762
Amortization of deferred dry dock expenditure	562,630	441,585
General and administrative expenses	2,115,642	2,289,266
Total operating expenses	22,928,031	11,899,203

Profit from operations	6,687,906	487,061

Interest expense and finance costs	(1,609,769)	(889,986)
Interest income	1,634	2,022

Profit/(loss) before taxes	5,079,771	(400,903)

Income tax	(12,488)	(12,549)

Net profit/(loss)	5,067,283	(413,452)

Earnings/(loss) per share, basic and diluted	0.20	(0.02)
Weighted average number of shares outstanding, basic and diluted	25,980,600	19,858,333

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2015	Mar 31, 2014
OPERATING ACTIVITIES
Net profit / (loss)	5,067,283	(413,452)
Non-cash items:
Depreciation	4,908,604	3,021,762
Amortization of deferred dry dock expenditure	562,630	441,585
Share based compensation	352,338	353,855
Amortization of deferred finance charges	301,175	201,451
Changes in operating assets and liabilities:
Receivables, trade	(7,724,764)	207,584
Working capital advances	(975,000)	17,634
Prepayments	413,216	(121,585)
Advances and deposits	(812,459)	577,408
Other receivables	(52,630)	(132,467)
Inventories	(1,331,291)	(30,339)
Payables, trade	2,528,271	5,268,008
Charter revenue received in advance	(1,047,634)	402,277
Other payables	(195,322)	12,549
Accrued interest on loans	144,108	173,178
Deferred dry dock expenditure	(956,246)	(1,321,897)
Net cash provided by operating activities	1,182,279	8,657,551

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(78,484,645)	(68,532,225)
Payments for vessels under construction	(15,864,844)	(9,658,375)
Payments for other non-current assets	(33,901)	(25,628)
Net cash used in investing activities	(94,383,390)	(78,216,228)

FINANCING ACTIVITIES
Proceeds from long-term debt	63,830,000	45,000,000
Repayments of long term debt	(4,848,732)	(2,275,000)
Repayments of capital leases	(400,667)	(370,471)
Payments for deferred finance charges	(577,192)	(2,293,736)
Net proceeds from equity offering	-	102,559,385
Payment of dividend	(2,598,060)	(1,805,000)
Net cash provided by financing activities	55,405,349	140,815,178

Net (decrease) / increase in cash and cash equivalents	(37,795,762)	71,256,501

Cash and cash equivalents at the beginning of the year	59,879,596	56,860,845

Cash and cash equivalents at the end of the period	22,083,834	128,117,346

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2015	Mar 31, 2014

ADJUSTED EBITDA(1)	12,511,478	4,304,263

AVERAGE DAILY DATA
Fleet time charter equivalent per day(2)	17,149	14,378

Fleet operating costs per day(3)	5,864	6,156
Technical management fees per day(4)	362	364
	6,226	6,520

MR Tankers Spot TCE per day(2)	21,594	-

MR Tankers Eco-Design
TCE per day(2)	17,806	15,522
Vessel operating costs per day(5)	6,102	6,148

MR Tankers Eco-Mod
TCE per day(2)	19,020	14,447
Vessel operating costs per day(5)	6,332	6,561

Prod/Chem Tankers Eco-Design (25k – 37k Dwt)
TCE per day(2)	16,599	-
Vessel operating costs per day(5)	6,212	-

Prod/Chem Tankers Eco-Mod (17k – 29k Dwt)
TCE per day(2)	12,228	12,870
Vessel operating costs per day(5)	6,230	6,877

FLEET
Upgrades and enhancements expensed	315,842	77,744

Average number of owned operating vessels	15.9	9.9

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the to the most directly comparable GAAP measure under the “Non-GAAP Measures” section below.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred.
(3)	Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.

Ardmore Shipping Corporation Fleet List as at May 4, 2015

Vessel Name	Type	Dwt	IMO	Built	Built	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	-	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	-	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	-	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	-	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod

On Order
SPP Hull S-1162	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1171	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	4Q15	Korea	MI	Eco-design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	970,723

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net profit/(loss) and adjusted net earnings/(loss) per share, which are not measures prepared in accordance with U.S. GAAP and which are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share-based compensation and initial public offering costs and certain other items that Ardmore believes are not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended
	Mar 31, 2015	Mar 31, 2014
Net profit / (loss)	5,067,283	(413,452)
Interest income	(1,634)	(2,022)
Interest expense and finance costs	1,609,769	889,986
Income tax	12,488	12,549
Depreciation	4,908,604	3,021,762
Amortization of deferred dry dock expenditure	562,630	441,585
EBITDA	12,159,140	3,950,408
Share based compensation (non-cash)	352,338	353,855
Adjusted EBITDA	12,511,478	4,304,263

Adjusted net profit/(loss)	Three months ended
	Mar 31, 2015	Mar 31, 2014
Net profit / (loss)	5,067,283	(413,452)
Share based compensation (non-cash)	352,338	353,855
Adjusted net profit / (loss)	5,419,621	(59,597)

Adjusted net earnings / (loss) per share, basic and diluted	0.209	(0.003)
Weighted average number of shares outstanding, basic and diluted	25,980,600	19,858,333

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com
or
Mr. Bryan Degnan, 646-673-9701
Fax: 212-477-8636
bdegnan@igbir.com